                         TABLE OF CONTENTS

                                                            Page

INTRODUCTION ...............................................  1

PROPERTY DESCRIPTION & LOCATION ............................  1

ACCESS, INFRASTRUCTURE, CLIMATE, LOCAL RESOURCES &
PHYSIOGRAPHY ...............................................  2

HISTORY.....................................................  3

GEOLOGY.....................................................  6

MINERALIZATION..............................................  7

RECOMMENDATIONS & COSTS ....................................  9

CONCLUSION.................................................. 12

REFERENCES.................................................. 13

CERTIFICATE................................................. 14



                         LIST OF TABLES


TABLE 1     Kukagami Lake Claims Data ......................  2

TABLE 2     Cu-Ni-PGE Occurrences in the Kelly Twp. Area ...  8

TABLE 3     Proposed Exploration Budget .................... 11


                        LIST OF FIGURES

                                                       After Page
FIGURE 1    Location Map : scale  1:100,000 ................  1

FIGURE 2    Claim Map ......................................  1

FIGURE 3    Geology Map; scale 1:31,680.....................  3

FIGURE 4    Regional Geology : scale 1:253,440 .............  6

FIGURE 5    Schematic Diagram for a Nipissing Gabbro Sill ..  6

FIGURE 6    Local Topography : scale 1:20,000 ..............  6

FIGURE 7    Summary Lithological Sequence in a
            Nipissing Sill .................................  7

                         SUMMARY REPORT
                             FOR THE
                      KUKAGAMI LAKE PROPERTY
                               OF
                    EXCELLERATED RESOURCES INC.


INTRODUCTION
        On April 12, 1999 Mr. W. Iny president of Excellerated Resources Inc. (Excellerated) requested the preparation of a summary report for Excellerated s 6 claim (93 unit) Kukagami Lake property located in Kelly township, Ontario.
        The region about Kelly township has, within the last six months, become the focus of increasing exploration activity following the discovery of significant occurrences of platinum and palladium mineralization (PGE) in both Kelly and Janes townships. Since the property has only recently been acquired by Excellerated no exploration program has as of yet been conducted by the company. This report, then, summarizes past exploration conducted on the property and its immediate surroundings, the regional and property geology, and the styles of Pt & Pd mineralization in the area. Recommendations are made for a staged, multi discipline work program to investigate the potential for Pt & Pd deposits on the property. Metric units and Canadian dollars are used in this report.
        No property visit was conducted. Pertinent assessment files were reviewed at the Sudbury Resident Geologist's office on April 13, 1999.

PROPERTY DESCRIPTION & LOCATION
        Excellerated s Kukagami Lake property lies 50 km northeast of downtown Sudbury. Geographical co-ordinates for the approximate centre of the property are 46 o 45' north latitude by 80 o 29' west longitude, and the NTS quadrants are 41 I/9, 10, 15
& 16 (Figure 1).

        The six unpatented and unsurveyed claims (93 units) are situated in central Kelly township, Sudbury Mining Division (Figure 2), and are owned 100% by Excellerated subject to a 2% NSR interest payable to Mr. J.D. Jevning. Pertinent data regarding the claims are presented in Table 1. Minimum exploration expenditures of $37,200 must be incurred on or before February 26, 2001.
        Two small areas along the shore of Maskinonge Lake, one each on claims 1236087 & 1230075 (Figure 2), were temporarily withdrawn from staking in 1987 (Order No. W-101/87-NER) pending the implementation of a cottage lot program. That order was rescinded (Order No. 0-S-3/96) in 1996, and no cottage lots were sold during that period. The program may be re-initiated in the future, and if so claim holders would be notified.

                           TABLE I
                 Kukagami Lake Claims' Data

------------------------------------------------------------------

Claim No    Units   Date Recorded    Date Work         Min. Req'd
                                     Req'd by          Expenditure

1230070     13      Feb. 26/1999     Feb. 26/2001         $  5,200

1230071     16      Feb. 26/1999     Feb. 26/2001            6,400

1230072     16      Feb. 26/1999     Feb. 26/2001            6,400

1230074     16      Feb. 26/1999     Feb. 26/2001            6,400

1230075     16      Feb. 26/1999     Feb. 26/2001            6,400

1236087     16      Feb. 26/1999     Feb. 26/2001            6,400
            --                                            --------
            93                                            $ 37,200

------------------------------------------------------------------


ACCESS, INFRASTRUCTURE, CLIMATE, LOCAL RESOURCES & PHYSIOGRAPHY

        The property may be reached by vehicle following secondary highway 535 and extensions northward for 35 km from Hagar (located 50 km east of Sudbury on Highway 17) to Washagami on the Canadian National Railway line, and thence via logging roads to Ford s Camp at the dam at the south end of Maskinonge Lake (Figure 1). From there a recently constructed logging road crosses the central part of the claims and branch roads service other parts of the property, but since a bridge has been removed approximately 1 km from the dam travel is restricted to ATVs only. The east shore of the lake is, of course, easily accessible by boat. Unless logging operations are in progress north of Washagami, vehicle access is limited to the snow free months.
        If required the western section of the property may be reached by boat from Kukagami Lake. A road which joins Highway
17 just east of Callum is open year round to the Sportsman's
Lodge located on the southwest shore of the lake. Road distance from Highway 17 to the lodge is about 25 km.
       Other than the logging road mentioned above there is no infrastructure on the property. The Sportsman s Lodge and the cottages along the west shore of Kukagami Lake are supplied with electrical power.
        Sudbury and area experience a temperate climate with moderate to long cold winters and short warm to hot summers.
Total precipitation is about 1000 mm including 3+ m of snow.  The mean minimum and mean maximum temperatures for the warmest and coldest months are 12o C & 25o C and -21o C & -10o C respectively.
        Topography is moderately rugged, with numerous small but steep hills. Elevation ranges from 255 m at Maskinonge Lake to 364 m in central claim 1230071. Approximately 35% of the claims are water covered.
        In the past few years some 20% of the property has been selectively logged for white pine, jack pine and poplar. Other species present include birch, black spruce & cedar.

HISTORY

        Prospecting has been conducted in the Kelly township since at least the 1890s. In 1896 Gold Cliff Mines Limited stripped an area on a large peninsula in northern Kukagami Lake and exposed several small veins mineralized with rusty quartz and chalcopyrite hosted in greywacke (Coleman, 1998). Gold Cliff later drove an 55 m adit westward from the shore of the lake beneath the stripped area and intersected two quartz veins, one 12 cm thick at 30 m and another 60 cm thick at 43 m, both of which were reportedly gold bearing (Scott & Woolham, 1987).

        Summaries of company exploration data from the Sudbury
Resident's Geologist assessment files follow. The approximate location of drill holes and any other pertinent information are shown on Figure 3.


1967		Newmont Mining Corporation of Canada Limited (Newmont)

            At the time Newmont conducted a regional program exploring for uranium hosted in the Proterozoic age Huronian sediments. Hole # 13 was drilled near the north end of Gawasi Lake to a depth of 1309 m. Sedimentary rock units were cored to 1300 m, and Archean volcanic rocks thereafter. No sills nor dykes of Nipissing gabbro were encountered.

1969-1970	Kennco Explorations, (Canada) Limited : (Kennco)

            In February 1969 Kennco flew a combined
            electromagnetic (Mark V Input) and magnetometer survey over all or parts of 10 townships, including the southwestern of Kelly, as part of their examination of the potential for the Nipissing gabbro to host copper deposits. Roughly 60% of the Excellerated claims were covered. Flight lines were oriented NE/SW and spaced 305-365 m apart. No electromagnetic anomalies were detected within Excellerated s property boundaries.

            As part of their follow-up program Kennco trenched two locations in Kelly township, the East area located
            150 m SE of the # 3 post of 1230070 and the West near the narrows on Kukagami Lake 2 km west of 1230070. Eight Winkie holes (251 m) were drilled in the East area. The best intersection encountered was in hole PSOT 6 which assayed 0.48% Cu & 0.24% Ni over 7.47 m. An additional eight holes (1635 m) were drilled elsewhere on the property including a fence, numbers
            KU - 4, 5, 6 & 7 southwestward from the East area. No rational for any of the holes is mentioned in the files. The best intersection reported (and referred to later in this report as the Central area) was
            1.7 m interval of 0.44% Cu & 0.31% Ni in hole KU -3.

1986-1987	Nickeldale Resources Inc. : (Nickeldale)

            Initially, Nickeldale's property consisted of 37 claims units including 1 on current claim 1230070 & 3 on 1230071. Nickeldale's exploration program of geochemical (humus), magnetometer and VLF-em surveys was managed by Derry, Michener Booth & Wahl (DMBW). Humus samples were analysed for Cu, Ni, Au, Pt & Pd. Eleven multi element anomalies were outlined. One of which, some 300 m by 150 m in size with values of 266 to 579 ppm Cu, 290 to

            465 ppm Ni, 7 to 21 ppb Au, 34 to 42 ppb Pt
            & 31-35 ppb Pd, is located in south central claim # 1230071. There is no record of any follow-up work to evaluate the anomaly. The magnetometer survey successfully defined the gabbro/sediment contacts and delineated a NNW striking olivine diabase dyke. VLF-em responses were inconclusive and appeared related to topographical features such as shorelines & drainages.

            The property was expanded to 79 claims units and covered roughly the southern of Excellerated s current land position. A combined helicopter magnetometer and VLF-em survey was flown in the spring of 1987 on 100 m spaced lines, oriented NW/SE, and utilizing VLF stations at Cutler Main and Annapolis Maryland. VLF results were of little value as the anomalies detected were coincident with lake bottoms and other drainages.

1995		Brian Wright : (Wright)

            Wright held two claims equivalent to claim 1230126 & 1230127 which tie onto Excellerated's property. Max-Min II horizontal loop electromagnetic (4 km), magnetometer (20 km) and Maxi Probe (six short lines) surveys were traversed over the east arm of Kukagami Lake. Two east-west striking Max-Min conductors were delineated.

1996		Flag Resources Ltd. : (Flag)

            Flag drilled a 236 m hole to the north of claim
            1230071 (exact location unreported). Huronian sedimentary rocks (greywacke, siltstone and pebblewacke) were cored.

1998-1999	Pacific Northwest Capital Corp. : (PFN)

            PFN have taken an option on a block of claims to the south of Excellerated that covers the Kennco East, Central and West areas. Assays of three grab samples from the east area, reported in a news release dated December 17, 1998, ranged to 4.5 g/t Pd, 5.1 g/t Pt and 3.5 g/t Au.

Several studies and reports that pertain to the geology
and/or mineral potential of Kelly 	township have been published
by the provincial government.  In 1898 Coleman visited the
Gold Cliff gold showing on Kukagami Lake and reported his
observations in Bureau 	of Mines Report, Volume 7.

Thomson and Card mapped Kelly and Davis townships in 1959 at
a scale of 1:15,840.  	Their work was published in 1963 as
Ontario Department of Mines Geological Report 	No. 15
accompanied by map 2037 at a scale of 1:31,680.

During the 1977 & 1978 field seasons Dressler mapped the Lake Wanapitei area which encompassed all or part of 13 townships including the western 1/6 of Kelly. Ontario Geological Survey
(OGS) Report 213 was issued in 1982 with maps 2450 & 2451 at
1:31,680.

Finn et al. conducted a study on the petrology, geochemistry and economic potential of the Wanapitei intrusive west of Kelly
Township.  Results were published in 1982 as OGS Miscellaneous
Paper 103.

In OGS Open File 5771 published in 1991 Gates describes the various mineral occurrences for several townships located east of Sudbury including Kelly.

Lightfoot and Naldrett studied the petrology and geochemistry of the Nipissing gabbro to develop strategies for Ni, Cu & PGE exploration. Various sites between Sault Saint Marie & Cobalt were sampled. Results were published in 1996 as OGS Study 58.

GEOLOGY

        Kelly township and surrounding area are predominantly underlain by the Gowganda Formation, a sedimentary sequence of conglomerate, greywacke, argillite and quartzite, that is part of the extensive Middle Precambrian aged Cobalt Group of the Huronian Super group. In the vicinity of the property units typically strike northerly and dip eastward at 0 - 30o , but locally display gentle open folds or flexures (Figure 3). At Gawasi Lake the sequence is 1300 m thick and unconformably overlies Archean volcanic rocks. Whether the entire sequence cored is of the Gowganda Formation or also includes underlying formations is uncertain.
        The Huronian sedimentary rocks have been intruded throughout their areal extent by the 2.2 Ga Nipissing gabbro (Figure 4). These intrusions have been emplaced as undulatory, sill-like sheets consisting of basins and arches connected by limbs (Figure 5). Normally the intrusions are relatively undifferentiated, and consist simply of a basal quartz diabase unit overlain by gabbro. An extremely differentiated intrusion would have a quartz diabase base, successively overlain by hypersthene gabbro, varied textured gabbro, granophyre and an upper quartz diabase units (Lightfoot and Naldrett, 1996).
There is a recognized close spatial relationship between mineralization and the Nipissing intrusions. Metal associations with the intrusions vary and include Ag, Co & Ni near Cobalt, Cu-Ni-PGE (platinum group elements) in the central sector (ie.

Kelly township and area) and Cu in the western region.
        The gabbro body exposed in Kelly and Davis townships displays a general circular outline (Figure 4). On the north rim the dip to the gabbro/sediment contact, determined from Kennco holes KU- 4, 5, 6 & 7, is southerly, and thus suggestive of a basin shaped structure. The degree of differentiation of this body is unknown.
        On the property & in the immediate area the gabbro forms caps on the higher hills whereas the lower areas are underlain by sedimentary rocks (Figure 6). Based on this observation and the fact that no gabbro units were cored in Newmont hole #13, it is unlikely that gabbro exists beneath the areas mapped as sediments.
        Occasional, highly magnetic, WNW striking, steeply dipping olivine diabase dykes cross cut the previous two rock units.
        There are two general fault directions in the area. A set of sinistral NW/SE faults of unknown displacement traverse the area. An interpreted N/S fault follows beneath Maskinonge Lake (Figure 3).

MINERALIZATION

        There are no known mineral deposits nor occurrences on the Excellerated Resources property, but in the general area deposits and/or occurrences of Cu-Au and Cu-Ni-PGE do occur. The Cu-Au mineralization (pyrite, chalcopyrite, arsenopyrite, native gold and occasionally pyrrhotite, native copper or galena) are associated with quartz veins within carbonate-albite alterations zones hosted in either sedimentary rock units or Nipissing gabbro. Examples include the Northstar located in southwest Davis township which in 1987 produced 57,270 tonnes grading 0.90% Cu & 7.2 g/t Au, the Comstock in northeast Rathburn township which produced intermittently a total of 664 tonnes @ 6.7 g/t Au and the Gold Cliff in northwest Kelly township.
        Cu-Ni-PGE sulphide mineralization occurs as disseminations within the Nipissing gabbro or as massive pods at the base of the intrusions. Those intrusions that are mineralized are differentiated (but not strongly) to the point that they possess a gabbronorite but not a granophyre zone. Typically, mineralized portions within the Nipissing gabbro are hypersthene rich (10-30 modal % hypersthene), magnesium rich (>9 weight % MgO) with low abundance of Ti02 (< 0.42 weight % Ti02) and Zr (< 52 ppm Zr) (Lightfoot & Naldrett, 1996). The relationship between mineralization and the various differentiated zones is shown schematically in (Figure 7). Some examples of Cu-Ni-PGE occurrences in the immediate area are listed in following
Table 2.

                             TABLE 2
          Cu-Ni-PGE Occurrences in the Kelly Twp. Area
------------------------------------------------------------------

Name     Township                                       References

Rathburn
Lake     Rathburn  Massive sulphide pod occurs at the  Gates, 1991
                   base of the Wanapitei intrusion.
                   Mean values for 11 samples are
                   0.25% Ni, 10.13% Cu, 10.2 g/t Pt,
                   32.0 g/t Pd, 43.3 g/t Ag and
                   2.91 g/t Au.

JR       Janes     Disseminated sulphides are located    McDougall,
                   within an 8-10 m thick zone located        1998
                   20-30 m above the lower contact of
                   the Nipissing gabbro.  A 13.3 m
                   interval in trench # 1 assayed
                   0.42% Ni, 1.04% Cu, 0.44 g/t Pt,
                   3.52 g/t Pd, 0.40 g/t Au.
                   Mineralization is known to extend
                   for in excess of 500 m along the
                   contact.

Kennco
West     Kelly     3-5% pyrrhotite & minor             Gates, 1991
                   chalcopyrite occur disseminated
                   in a fine grained, massive gabbro.
                   Assays for an OGS sample are 410
                   ppm Cu, 176 ppm Ni, nil Pt & nil Pd.


Kennco
Central  Kelly     Kennco drill hole KU - 3            Gates, 1991
                   intersected 1.7 m of 0.44% Cu,
                   0.31% Ni approximately 20 m
                   above the lower gabbro contact.


Kennco
East     Kelly     This showing, located approximately Gates, 1991
                   150 m southeast of Excellerated # 3  Barr, 1999
                   post for claim 1230070, contains
                   3-5% fine to medium grained
                   pyrrhotite & chalcopyrite over an
                   exposed cliff face 3 m high
                   by 10-15 m long.  An OGS sample
                   containing 2-3% disseminated
                   sulphides assayed 0.50% Cu,
                   0.20% Ni, 100 ppb Au, 340 ppb Pt
                   and 1500 ppb Pd.  The best assays
                   for grab samples by PFN are
                   4.5 g/t Pd, 5.1 g/t Pt and 3.5
                   g/t Au.
------------------------------------------------------------------

        Sulphide minerals in mafic intrusions crystallize from immiscible sulphide liquids and accumulate at the base of the intrusions under gravitational forces to form deposits such as at Rathburn Lake. Since other Cu-Ni-PGE sulphide occurrences lie well above the base of the intrusion in the more central hypersthene rich sections, Lightfoot & Naldrett (1996) surmised that sulfur saturation of the magma was achieved only after the differentiation of the lower portions of those sills. They further suggest that the late crystallisation of the sulphides would make gravitational accumulation of sulphides into massive bodies less likely in flat sills, but perhaps more likely in stagnant dyke systems, inclined sheets, or ring complex.
        Background values for four (4) non sulphide bearing samples of Kelly township gabbro as determined by DMBW ranged from 23-61 ppm Ni, 32-146 ppm Cu, 5-15 ppb Pd, <15 ppb Pt and 2-19 ppb Au (Scott & Woolham, 1987). Corresponding values for ten
(10) samples from the Wanapitei intrusion are <10-70 ppb Pd, <20-35 pp Pt and <2 to 20 ppb Au (Finn et al., 1982). Reasons for the higher PGE values in the Wanapitei intrusion are unclear, but may be related to the reverse differentiation trend identified in that body. Eight (8) DMBW samples from the Kelly township intrusion mineralized with 1-3% disseminated sulphide (pyrite, chalcopyrite & pyrrhotite) ranged from background levels to 3.5 times the highest background values for Ni, 6.8 times for Cu, 15 times for Pd, 5.6 times for Pt and 4.1 times for Au. The highest Pt values was from a sample of blebby sulphides as opposed to the more evenly disseminated sulphides.

RECOMMENDATIONS & COSTS

       The principal exploration objectives for Excellerated's six claims Kukagami Lake property are Cu-Ni-PGE deposits hosted by the Kelly township Nipissing gabbro. Disseminated sulphide occurrences of these metals are known to the south, southwest & west of claim 1230070 and thus deposits of this style are the obvious targets on which to focus. In addition, since the gabbro body may be basin shaped (ie. inclined contacts rather than flat) then the possibility for massive sulphide deposits occurring at the intrusion base should not be ignored. Consequently, a prudent work program is required to explore for both mineral deposit styles.

        A staged multi discipline exploration program comprising geological mapping, outcrop sampling & whole rock analysis, petrographic studies, magnetometer & induced polarization (IP) surveys, humus & soil geochemical surveys, and prospecting is recommended herein and and discussed in detail below. Most of the work can be accomplished during the summer months, but due to the numerous lakes some lines of the geophysical surveys will need to be extended onto the ice.

*	A reference grid on which to conduct the various surveys is
necessary. Only those portions of the claim underlain by gabbro need be gridded.

*	Geological mapping and sampling may be conducted
concurrently. Outcrops should be examined for the presence of sulphide mineralization and evidence of zonation/ differentiation within the gabbro. Every exposure of the contact with the sediments should be described & measured in detail. Rock samples for whole rock analysis should be collected on a semi regular pattern in order to locate areas of elevated MgO and reduced Ti02 & Zn levels potentially indicative of differentiation within the intrusion. Assay for Cu, Ni, Pd, Pt & Au will help to identify areas of above background values and potential concentrations of those metals..

*	Petrographic studies of rock samples to measure hypersthene
content will also aid the determination the degree of differentiation.

*	The gabbro/sedimentary contact as shown on the government
Map 2037 (Figure 3) appears to have been interpreted from a combination of outcrop pattern and topography. A magnetometer survey will allow for a much more accurate resolution.

*	The intrusion is flattish dipping, and known to exceed 300 m in thickness. Thus only a very limited portion of the contact may be examined easily. The IP electrical method responds to both disseminated and massive sulphide concentrations and will thereby provide drill targets.
Moreover, the parameters of the survey are easily varied to ensure that the base of the intrusion is tested.

*	DMBW have shown that humus geochemical sampling & analysis
is an effective approach for locating potential mineralized areas in non outcrop regions. Initially a sample spacing of 40 m is recommended which may be filled in as required for anomalous areas.

*	As mentioned earlier there is very little probability that
gabbro exists in those areas of the claims mapped as sediments. There is, however, a possibility that deposits of Cu-Au mineralization may occur in the sedimentary areas
&/or in the gabbro. A soil geochemical survey is therefore recommended for the non gridded portion of the property.
These sections should be sampled & prospected along chain & compass lines extended from the ends of the grid lines with samples collected at 40 m intervals.

Line cutting, geological mapping, whole rock analysis, petrographic studies, prospecting plus the geophysical and geochemical surveys are included in Phase 1 of the proposed program. Phase II comprises an estimate for target definition fill-in geochemical & geophysical surveys plus an allowance for 2000 m of diamond drilling to test anomalies identified. The budget for the program is detailed in Table 3.

                             TABLE 3
                    PROPOSED EXPLORATION BUDGET
------------------------------------------------------------------

Phase I

Line cutting : estimate 100 km
   @ $275/km                         $   27,500
Geological mapping, sampling:
   estimate 30 days @ $350/d             10,500
Petrographic studies : allow              5,000
Whole rock analysis : estimate
   50 samples @ $50/sample                2,500
Humus sampling (grid) :
   estimate 20 days @ $200/d              4,000
Humus analyses : estimate
   250 samples @ $30/sample               3,500
Soil sampling & prospecting
   (non grid) : estimate 10
   days @ $550/d                          5,500
Soil samples  : estimate 200
   samples @ $30/sample                   6,000
Magnetometer survey : 100 km
   @ $75/km                               7,500
IP survey : estimate 30 days
   @ 1,500/d plus report                 50,000
Report preparation : allow
   10 days @ $350/d                       3,500
Travel, accommodation, etc.:
   allow                                 10,000
                                     ----------
                 Sub Total           $  139,000

               Contingency : 7.9%        11,000
                                     ----------
                     Total           $  150,000     $150,000.

Phase II
Fill-in surveys : allow              $   25,000
Diamond drilling : 2000 m @ $50/m       100,000
Assays/analysis : allow                  10,000
Supervision, core logging, report
   writing : estimate 25 days
   @ $350/d                               8,750
Core splitter : estimate
   10 days @ $200/d                       2,000
Travel & accommodation, etc. : allow      3,000
                                      ---------
                 Sub Total           $  148,750
               Contingency : 7.6%        11,250
                                     ----------
                     Total           $  160,000     160,000.
                                                    --------
                        Grand Total                $310,000.
                                                   =========
------------------------------------------------------------------

CONCLUSIONS

        Excellerated Resources Inc.'s Kukagami Lake property overlies a portion of the northern rim of the basin shaped Kelly township Nipissing gabbro intrusion. Three (3) known sulphide mineral occurrences with elevated Cu-Ni assays are hosted in the intrusion, one of which located within 150 m of Excellerated's south boundary also boasts significant PGE values. A multi-element humus geochemical anomaly situated near a mapped gabbro/sedimentary contact was delineated by a previous claim owner but never tested. For these reasons the gabbro intrusion underlying the property is considered highly prospective for Cu-Ni-PGE mineralization, and thus the property warrants a more detailed examination for its mineral potential than has been conducted in the past. In addition, those portions of the property underlain by sedimentary rocks have a very low potential for Cu-Ni-PGE occurrences, but are none the less prospective for Cu-Au mineralization associated with quartz veins within carbonate-albite alteration zones. Therefore, to effectively investigate the economic potential of the property a two phased multi disciplined exploration program with a total cost of $310,000 is recommended.





                                       Respectfully submitted,


                                       \s\ James G. Burns
                                       James G. Burns P. Eng.

                                       April 19, 1999

REFERENCES

Barr, H. 1998. Kelly & Janes project exploration update; Company news release, December 17, 1998.

Coleman, A.P. 1898. Fourth report on the West Ontario gold region;
     Bureau of Mines, Annual Report, Vol. 7, Pt 2, p. 139-140.

Finn, G.C., Edgar, A.D., and Rowell, W. F. 1982. Petrology,
     Geochemistry, and Economic Potential of the Nipissing
     Diabase; Grant 100, p.43-47 in Geoscience Research
     Grant Program. Summary of Research 1981-1982, edited by E.G. Pye, Ontario Geological Survey, Miscellaneous
     Paper 103, 219p.

Gates, B.I. 1991.  Sudbury Mineral Occurrence Study; Ontario
     Geological Survey, Open File Report 5771, 235p.

Lightfoot, P.C. and Naldrett, A.J., 1996. Petrology and geochemistry of the Nipissing Gabbro: Exploration strategies for nickel, copper, and platinum group elements in a large igneous province; Ontario
     Geological Survey, Study 58, 81p.

McDougall, S. 1998. Pacific North West targets platinum-palladium in Ontario; The Northern Miner,
     November 30, 1998.

Scott, K.V., and Woolhan, R.W. 1987. Report on Kukagami Lake property, Kelly Township, Ontario; assessment report for Nickeldale Resources Inc. prepared by Derry,
     Michener, Booth & Wahl, 17p.

Thomson, J.E. and Card, K.D. 1963. Geology of Kelly and Davis
     Township; Ontario Department of Mines, Geological Report #15, Accompanied by map 2037, scale 1:31680, 20p.

                              CERTIFICATE
                                  FOR
                            JAMES G. BURNS


1)	I am the author of this report.

2)	I reside at 190 Graye Crescent, Timmins, Ontario, Canada.

3)	I graduated from Queen's University at Kingston, Ontario in
      1969 with a B.Sc. (Honours) in Geological Science. I have been practising my profession continuously since that date.

4)	I am a member of the Association of Professional Engineers
      of Ontario, the Canadian Institute of Mining and Metallurgy, and the Prospectors and Developers Association of Canada.

5)	This report is based upon my personal review of pertinent
      data, and discussions with 	persons familiar with the
      general region.

6)	I have not received nor do I expect to receive any interest
      in the Kelly township property. I do not own nor do I expect to receive, directly or indirectly, any securities of
	Excellerated Resources Inc.

7)	I consent to the use of this report by Excellerated
      Resources Inc. for all purposes normal to the business of the company.





Timmins, Ontario                        \s\ James G. Burns
                                        James G. Burns P.Eng
April 19, 1999